SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MODEM MEDIA, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1464807
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

230 East Avenue Norwalk, CT	06855
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:	000-21935
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)
Series A Participating Cumulative Preferred Stock Purchase Rights

Item 1: Description of Registrant’s Securities to be Registered

     On June 17, 2001, the Board of Directors of Modem Media, Inc. (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Stock”), of the Company payable to holders of record as of the close of business on June 28, 2001 (the “Record Date”).

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The “Distribution Date” generally means the earlier of (i) the close of business on the 10th day after the date (the “Stock Acquisition Date”) of the first public announcement that a person (other than the Company or any of its subsidiaries, or any employee benefit plan of the Company or any such subsidiary, or True North Communications Inc. or its affiliates or associates so long as it and its affiliates and associates do not acquire additional shares beyond that already reported on its Schedule 13G dated February 12, 2001 and Form 4s of the Company’s directors each dated June 5, 2001) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”) and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date (but before any person has become an Acquiring Person), each Right will be exercisable to purchase, for $30 (the “Purchase Price”), one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.001 per share (the “Preferred Stock”). The terms and conditions of the Rights are set forth in a Rights Agreement dated as of June 18, 2001 between the Company and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agreement”), a copy of which is an exhibit hereto and the description hereof is qualified in its entirety by reference thereto.

     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated and associated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock or the occurrence of any of the events described in the next paragraph), the Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated and associated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (2) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

     Notwithstanding anything in the Rights Agreement to the contrary, (i) no Distribution Date, Stock Acquisition Date or Triggering Event shall be deemed to have occurred, (ii) neither Digitas Inc. nor any of its subsidiaries (collectively, the “Acquisition Group”) shall be deemed to have become an Acquiring Person and (iii) no holder of Rights shall be entitled to any rights or benefits pursuant to the Rights Agreement, in each case by reason of (x) the approval, execution, delivery and performance of the Agreement and Plan of Merger dated as of the July 15, 2004 among the Company, Digitas Inc., a Delaware corporation, and Digitas Acquisition Corp., a Delaware corporation (the “Merger Agreement”), by the parties thereto and the voting agreements between Digitas Inc. and each of directors and certain executive officers of the Company pursuant to which such individuals will agree to vote all shares of the Company’s common stock held by them in favor of the adoption of the Merger Agreement and will grant Digitas an irrevocable proxy to vote such shares in the manner contemplated by such agreements (the “Voting Agreements”), (y) the approval of the Merger Agreement by the stockholders of the parties thereto or (z) the consummation of the transactions contemplated by the Merger Agreement and the Voting Agreements; provided that in the event that one or more members of the Acquisition Group collectively become the beneficial owner of 15% or more of the Common Stock then outstanding in any manner other than as set forth in the Merger Agreement, the provisions of this sentence (other than this proviso) shall terminate.

     The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time before any person has become an Acquiring Person.

      The Rights will expire on June 18, 2011, unless earlier exchanged or redeemed.

     Prior to any person becoming an Acquiring Person, the Rights Agreement may be amended in any respect. After any person has become an Acquiring Person, the Rights Agreement may not be amended in any respect that would adversely affect Rights holders (other than any Acquiring Person and certain affiliated persons), that would cause the Rights Agreement to become amendable except as set forth in this sentence or that would cause the Rights again to become redeemable.

     Rights holders have no rights as a stockholder of the Company, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     Each outstanding share of Common Stock on the Record Date will receive one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 1,000,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     While the dividend of the Rights will not be taxable to stockholders or to the Company, stockholders or the Company may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.

     A copy of the Rights Agreement has previously been filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement on Form 8-A on June 28, 2001 and a copy of Amendment No. 1 dated July 14, 2004 to the Rights Agreement (“Amendment No. 1”) is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A/A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended by Amendment No. 1, which is incorporated herein by reference.

Item 2: Exhibits

      The following exhibits have been filed with the Securities and Exchange Commission:

1.	Rights Agreement dated June 18, 2001 between Modem Media, Inc. and Equiserve Trust Company, N.A., as Rights Agent (incorporated by reference to the Current Report on Form 8-K of Modem Media, Inc. filed on June 18, 2001).

2.	Amendment No. 1 dated July 14, 2004 to the Rights Agreement dated June 18, 2001 between Modem Media, Inc. and Equiserve Trust Company, N.A., as Rights Agent.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MODEM MEDIA, INC.

Date:	July 15, 2004	By:	/s/ Sloane Levy

			Name:	Sloane Levy
			Title:	Senior Vice President, General Counsel, Human Resources and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
1	Rights Agreement dated June 18, 2001 between Modem Media, Inc. and Equiserve Trust Company, N.A., as Rights Agent (incorporated by reference to the Current Report on Form 8-K of Modem Media, Inc. filed on June 18, 2001).

2	Amendment No. 1 dated July 14, 2004 to the Rights Agreement dated June 18, 2001 between Modem Media, Inc. and Equiserve Trust Company, N.A., as Rights Agent.